Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                Amendment No. 10

                        Global Small Cap Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37935V103
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 November 26, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No.: 37935V103                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  932363
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          932363
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                      932363
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                  24.6%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.: 37935V103                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  609600
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                     0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER      609600
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                        609600
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                 16.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 10 supplements and updates information in Item 4 and Item 5 and adds Exhibit 4.

ITEM 4.           PURPOSE OF TRANSACTION

The reporting persons have sent the SEC and the issuer a letter protesting certain actions taken by the issuer in response to the reporting person's intent to submit proposals to shareholders at the Special Meeting of Shareholders announced for December 1999. The letter is attached as
Exhibit 4.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's semi annual report, dated March 23,1999, states that, as of the close of business on January 31, 1999, there were 3,801,667 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 1,541,963 shares of Common Stock, which constitute approximately 40.6% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Reporting Persons.

                  (c) Since the last filing, the following shares of Common Stock were traded on the open market:



 Date       Number of Shares        Price Per Share
- -------    ----------------       ---------------

11/26/99     600    bought           18.875

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 1999                    Deep Discount Advisors, Inc.


                                            By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


EXHIBIT 4


                   Deep Discount Advisors, Inc.
       One West Pack Square, Suite 777   -   Asheville, N.C.   28801
           Phone:  828-255-4830      Fax:  828-255-4834

William A. Clark      828-255-4835
--------------------------------------------------------------------------


November 26, 1999                           VIA FEDERAL EXPRESS AND TELEFAX
                                            202-942-9627
Mr. Paul Roye, Director
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Formal Protest to the Securities and Exchange Commission
         Global Small Cap Fund, Inc., Special Meeting on December 30, 1999 Opposing Proxy from Deep Discount Advisors, Inc.

Dear Mr. Roye:

Please consider this letter a formal protest of certain actions taken by the Board of Directors of The Global Small Cap Fund, Inc. (the "Fund") as they relate to a contested Special Meeting of Shareholders scheduled for December 30, 1999. Deep Discount Advisors, Inc. and Ron Olin Investment Management Company (the "Soliciting Shareholder") have provided advance notice of their intention to run an opposing proxy for this meeting and to introduce resolutions specifically authorized by the By-Laws of the Fund.

The Fund's By-Laws clearly give shareholders the right to remove and replace directors at any duly called meeting. By ruling out of order a properly presented proposal to remove themselves, the directors may be allowing other interests to take precedence over their fiduciary responsibilities to the shareholders of the Fund.


A summary of the facts and the position of the Soliciting Shareholder follows below.

1. On May 25, 1999, the Soliciting Shareholder sent advance notice of its intention to run an opposing slate of Directors at the next Annual Meeting of shareholders. This notice was in compliance with the requirements of the Fund's By-Laws.

2. Subsequently, the Fund decided not to call a regularly scheduled annual meeting, but instead to call a Special Meeting of shareholders to vote on a proposal to merge the Fund into an open-end fund (The PaineWebber Global Equity
Fund) managed by the Fund's investment adviser.

3. On September 15, 1999, the Soliciting Shareholder sent advance notice to the Fund of its intention to run an opposing proxy for the Special Meeting and to submit for consideration two (2) resolutions for consideration by the shareholders, (i) a resolution to remove all members of the incumbent Board of the Fund, and (ii) a resolution to elect an alternate slate of Directors to fill the unexpired terms of the incumbent Directors.

4. On October 8, 1999, in response to a press release by the Fund regarding issues relevant to the merger proposal, the Soliciting Shareholder sent a letter to the Fund re-affirming all of the details of its previous advance notice regarding the opposing proxy and the resolutions cited in the letter of September 15, 1999.

5. On November 9, 1999, in response to having seen the Fund's annual report which made reference to a new Director, the Soliciting Shareholder sent a letter as an addendum to its original advance notice letters of May 25 and September 15, advising the Fund of its intention to add an additional Director nominee to its slate of opposing Directors for the Special Meeting of shareholders. This option was specifically reserved in the original advance notice letter of May 25.

6. In a letter from the Fund dated November 22, 1999, the Fund advised the Soliciting Shareholder that the resolutions submitted by the Soliciting Shareholder "are not in order and will not be considered at a special meeting." The reasons cited in the letter are as follows: (i) "Under Maryland corporate law, a 'duly called' special meeting is limited to the purposes disclosed in the notice of the meeting; no other proposals may be properly considered." and (ii) "Global Small Cap's By-Laws state that only proposals that 'the Board of Directors decides should be voted on by stockholders' may be considered at a meeting. Therefore, the board has the discretion to decide which proposals submitted by shareholders will be considered at a special meeting."


RESPONSE AND POSITION OF THE SOLICITING SHAREHOLDER

7.   Our right to submit the resolutions in question is founded on Article III, section 5 of the Fund's By-Laws. Section 5 is quoted in its entirety as follows:

     "Section 5. Removal. At any stockholders' meeting duly called, provided a quorum is present, the stockholders may remove any director from office (either with or without cause) and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of the removed director or directors. A majority of all votes represented at a meeting is sufficient to remove a Director for cause."

Please note that this language is explicit and unambiguous. There is no language that makes this right of the shareholders subject to Board approval. It is not subject to "interpretation." The meaning is clear, i.e. at any duly called meeting the stockholders may remove and replace directors of the fund. The Fund's By-Laws make this prerogative a fundamental right of the shareholders, not a right that may be arbitrarily removed or disavowed by the Board of Directors in order to suit their own purposes.

8. It is no defense to attempt hiding behind an interpretation of Maryland corporate law, and the argument in Mr. Storms's letter of November 22 is circular. If Maryland law requires that all proposals for a special meeting be disclosed in a notice, this is easily accomplished by publishing such a notice. The Board has had ample advance notice of the intention of the Soliciting Shareholder. The "notice" of the agenda of the Special Meeting can be modified at any time, and the final proxy materials of the Fund constitute the final and official notice of the agenda. Even final proxy materials can be modified if so required by the SEC.

By providing advance notice to the fund we have complied with the requirements of the Fund's By-Laws, and the Fund is obliged to include these resolutions in their proxy materials, or at least to disclose that these resolutions may be brought before shareholders at the meeting. The appeal to Maryland law is completely without merit, and in this context it simply means, "We, the Board, do not choose to disclose these items in the notice of the special meeting." There is no conflict with Maryland law in bringing business before the stockholders that is explicitly authorized by the Fund's By-Laws.

9. The argument that the Board of Directors has the exclusive right to decide what the shareholders may consider is more serious and contains the implication of a blatant conflict of interest on the part of the Board. The section of the By-Laws quoted in Mr. Storms's letter of November 22 is taken out of context. On November 12, 1998, the Fund modified its By-Laws with respect to Article II,
Section 9, the nomination of directors, and Section 10, stockholder proposals. The language in question is from the modified Section 10, located within the context of a clause in a sentence that outlines the notice requirements for stockholder proposals. It contains the oblique implication that the Board of Directors, in its sole discretion, may decide what the shareholders may vote on. The beginning of the long sentence is as follows:

     "...The introduction of any stockholder proposal that the Board of Directors decides should be voted on by the stockholders of the Corporation, shall be made by notice in writing..." etc.

There is no other place in the Fund's By-Laws that explicitly gives the Board of Directors the exclusive right to decide in its sole discretion what may be voted on by the stockholders.

By contrast, the Fund's By-Laws explicitly give the shareholders the right to remove and replace directors at any duly called meeting of the stockholders.

If the Board is claiming that it can arbitrarily refuse to acknowledge a specific provision of the Fund's By-Laws because it threatens to remove them from office, it constitutes a very clear abuse of power and shareholder trust. The conflict of interest in this situation is obvious and should not be permitted to continue.

The Board of Directors of the Fund does not have the authority to disregard or to fail to uphold a specific provision of the Fund's By-Laws. Article III,
Section 1, of the Fund's By-Laws specifies the powers of the Board of Directors; this section is quoted in its entirety as follows:

     "Section 1. Powers. Except as otherwise provided by operation of law, by the Articles of Incorporation, or by these Bylaws, the business and affairs of the Corporation shall be managed under the direction of and all the powers of the Corporation shall be exercised by or under the authority of its Board of Directors."

Once again, this language is explicit and unambiguous. The powers of the Board of Directors are clearly constrained by the provisions of the Fund's By-Laws, one of which explicitly permits the removal and replacement of Directors by the shareholders at any duly called meeting.

10. Please note that there can be no suggestion that we, the Soliciting Shareholder, have failed in some way to provide correct notice to the Fund. All of our advance notice letters were delivered within the respective time limits required by the Fund's By-Laws. Moreover, each of these letters specifically said that if any other information was required by the Fund in order to comply fully with their advance notice requirements that the Fund should notify us accordingly and the information would be provided. For the record, the Fund made no communication or response to us with regard to these letters of advance notice, except in their letter of November 22, 1999.


We intend to file an opposing proxy as soon as we have seen the preliminary or final proxy materials of the Fund. In addition to the proposal to merge the Fund into an open-end fund, our proxy materials will contain the two resolutions cited in our advance notice letter of September 15, 1999. We believe that the Fund is obliged to advise its shareholders that it has received notice that these resolutions may be brought before the shareholders at the Special Meeting on December 30, 1999. We believe that the Fund is required by law and by the provisions of the By-Laws of the Fund to acknowledge these resolutions and to permit them to be voted on by the shareholders of the Fund.

It is possible that the Fund may attempt to send definitive proxy materials to shareholders without allowing time for review and comment by the SEC. Due to its time-critical nature, we would ask the SEC to study the situation and to make the parties aware of their observations as soon as practical.

Thank you for your prompt attention to this matter and please advise us if you need any other information for your review.

Sincerely,



William A. Clark
828-255-4835  phone

cy:   Brian M. Storms, Director, Global Small Cap fund, Inc.